Exhibit 99.1

VinFast Reports Unaudited Second Quarter 2023 Financial Results

09/21/2023

Quarterly Revenues reached VND7,952,531 million (US$334.1 million)

Quarterly Vehicle Deliveries were 9,535 units

Singapore, September 21, 2023 (PRNewswire) - VinFast Auto Ltd. (“VinFast” or the “Company”) (Nasdaq: VFS), a subsidiary of Vingroup JSC, and Vietnam’s leading electric automotive manufacturer, today announced its unaudited financial results for the quarter ended June 30, 2023.

Operating Highlights for the Second Quarter of 2023

	2Q2023	1Q2023	2Q2022
EV Deliveries[1]	9,535	1,780	1,789
E-scooters Deliveries	10,182	9,757	15,299

•	EV deliveries were 9,535 in the second quarter of 2023, representing an increase of approximately 436% from the first quarter of 2023.

•	E-scooters deliveries were 10,182 in the second quarter of 2023, 4% increase from the first quarter of 2023.

•	As of June 30, 2023, the Company had 122 showrooms globally for EVs and 245 showrooms and service workshops for e-scooters.

Financial Highlights for the Second Quarter of 2023

•	Vehicle sales were VND7,487,874 million (US$314.6 million), representing an increase of 147.0% from the second quarter of 2022 and an increase of 387.3% from the first quarter of 2023.

•

Total revenues were VND7,952,531 million (US$334.1 million), representing an increase of 131.2% from the second quarter of 2022 and an increase of 303.3% from the first quarter of 2023. Total revenues primarily comprise of revenue from selling EVs.

•	Gross loss was VND2,714,622 million (US$114.1 million), representing an increase of 7.5% from the second quarter of 2022 and a decrease of 28.7% from the first quarter of 2023.

•	Gross margin improved to negative 34.1% in the second quarter of 2023, compared to negative 73.4% in the second quarter of 2022 and negative 193.2% in the first quarter of 2023.

•

Loss from operations improved to VND9,230,423 million (US$387.8 million) in the second quarter of 2023, representing a decrease of 20.0% from the second quarter of 2022 and a decrease of 17.2% from the first quarter of 2023.

•	Net loss improved to a loss of VND12,535,202 million (US$526.7 million), representing a decrease of 8.2% from the second quarter of 2022 and a decrease of 11.2% from the first quarter of 2023.

•	Cash and cash equivalents were VND1,600,653 million (US$67.3 million), as of June 30, 2023.

[1]	Includes VF e34, VF 5, VF 8, VF 9 and e-bus

Key Financial Results for the Second Quarter of 2023

(in VND millions, except for percentages and basis points (“bp”))

	2023 Q2	2023 Q1	2022 Q2	QoQ		YoY
Vehicle Sales	7,487,874	1,536,619	3,031,170	387.3%		147.0%
Total Revenues	7,952,531	1,971,626	3,439,302	303.3%		131.2%
Gross Loss	(2,714,622)	(3,808,770)	(2,524,537)	(28.7%	)	7.5%
Gross Margin	(34.1% )	(193.2% )	(73.4% )	15,904bp		3,927bp
Loss from Operations	(9,230,423)	(11,142,273)	(11,540,423)	(17.2%	)	(20.0%	)
Net Loss	(12,535,202)	(14,120,825)	(13,651,818)	(11.2%	)	(8.2%	)

Second Quarter of 2023 Business Updates

Business Combination with Black Spade Acquisition Co (“Black Spade”)

•	On May 12, 2023, the Company announced a business combination with Black Spade, at an approximate $27 billion enterprise value.

•	The business combination was completed on August 11, 2023, and VinFast’s ordinary shares began trading in the U.S. on Nasdaq under the ticker symbol “VFS” on August 15, 2023.

Chairman and Vingroup Support Commitment

•

In April 2023, VinFast entered into a capital funding agreement (as amended from time to time, the “Capital Funding Agreement”) that provides a framework for VinFast to receive up to approximately $2.5 billion in grants and loans from its Chairman, Mr. Pham Nhat Vuong, and Vingroup to facilitate VinFast’s ongoing growth. Up to $1 billion would be provided as a grant from its Chairman or two of VinFast’s key shareholders, Vietnam Investment Group Joint Stock Company (“VIG”) and Asian Star Trading & Investment Pte. Ltd. (“Asian Star”), which are each controlled by the Chairman. The remainder would be provided in the form of a grant of up to approximately $504 million and a loan of up to $1 billion from Vingroup. Disbursements are subject to the parties agreeing to enter into a definitive loan agreement, the financial resources of the Chairman, the relevant VinFast shareholders and Vingroup and necessary approvals from the relevant governing bodies of Vingroup.

Filing of registration statement on Form F-1

•

On September 12, 2023, the Company filed a registration statement on Form F-1 to register the offer and sale from time to time of ordinary shares by certain selling securityholders, including by Black Spade Sponsor LLC (the “Sponsor”) and other persons associated with Black Spade and our key shareholders, VIG and Asian Star. The registration statement has not yet been declared effective by the Securities and Exchange Commission.

•

The ordinary shares being registered for resale by VIG and Asian Star represent 2.0% of our outstanding shares and have been released from lock-up restrictions. VIG, Asian Star and Vingroup together will continue to hold 96.6% of VinFast’s outstanding shares that are subject to lock-up restrictions.

•	The Company also registered for 15,000,000 ordinary shares issued to Gotion Inc. (“Gotion”) pursuant to the terms of the ordinary shares subscription agreement, dated as of June 30, 2023.

•

In total, ordinary shares representing 3.1% of VinFast’s outstanding ordinary shares are being registered for resale (including VIG’s and Asian Star’s ordinary shares). Ordinary shares held by the Sponsor and other persons associated with Black Spade have been released from lock-up restrictions, except ordinary shares held by the Sponsor pursuant to its earlier exercise of warrants and by the backstop subscription investor, which continue to be subject to lock-up restrictions reduced from 12 to six months.

•

The Company will receive all of the proceeds from the sale of ordinary shares pursuant to the registration statement by VIG and Asian Star, net of any sales commissions, fees, brokerages and taxes. Such proceeds will be provided to the Company by VIG and Asian Star on behalf of our Chairman in relation to our Chairman’s aforementioned commitment under the Capital Funding Agreement. Any additional proceeds will be provided to the Company by VIG and Asian Star as a further grant on behalf of our Chairman.

Market Expansion

•	For VinFast’s next phase of development (“Phase II”) beginning in 2024, it plans to adopt a multi-channel distribution strategy and differentiated model for each market category:

•

Model 1 – VinFast Directed Distribution: Under this model, VinFast plans to act as its own distributor and may initially open showrooms to introduce the VinFast brand. Shortly thereafter, VinFast plans to roll out dealership networks in market clusters such as Vietnam, North America, Europe (France, Germany, Netherlands), and other new markets, including, but not limited to, Indonesia, India, the rest of Europe and the Middle East.

VinFast has identified Indonesia from among seven new market clusters as a key potential market for the potential establishment of manufacturing facilities for its EVs and batteries due to the relatively low cost and availability of domestic raw materials. Based on the Company’s evaluation of the market opportunity in Indonesia, a preliminary investment target of up to approximately $1.2 billion has been set for Indonesia in the long-term. The target includes approximately $150 to $200 million that the Company envisions applying toward the establishment of a CKD factory with production capacity in the range of 30,000 and 50,000 cars per year and a target production start date no later than in 2026.

•	Model 2 – 3P Distribution: The Company has identified an additional 40-50 markets for which it plans to engage high-quality distributors to import and distribute VinFast cars into local markets

VinFast VF 9 Received EPA-Rated Ranges of 330/291 Miles (Eco/Plus Trim)

•	In August 2023, the VF 9 model received a certified EPA range of 330 miles for the Eco trim and 291 miles for the Plus trim when fully charged.

•	The VF 9 is a full-size, seven-passenger, all-electric SUV, with an MSRP of $83,000 and $91,000 for the Eco and Plus trims, respectively.

•	VF 9 deliveries have been made to customers in Vietnam and the model is available for reservations globally.

VinFast Broke Ground at North Carolina Facility

•	On July 28, 2023, VinFast broke ground at our electric vehicle manufacturing site in Chatham County, North Carolina.

•	Planned annual production capacity of 150,000 in Phase I.

Showroom Openings

•	During the quarter, VinFast added 10 showrooms in strategically central locations across Vietnam, North America and Europe.

GSM Launch

•	Earlier this year, GSM, a Vietnamese EV-only taxi operator and an affiliate of VinFast, officially launched in Hanoi and Ho Chi Minh City.

•	GSM has since entered into vehicle sale agreements with VinFast for up to 200,000 e-scooters and 30,000 EVs, of which approximately 7,100 EVs have been delivered through June 30, 2023.

Management Commentary

Madam Thuy Le, Global Chief Executive Officer of VinFast, said: “It has been a remarkable journey since we started our company back in 2017. I could not be more proud of what we have accomplished in our short history. We are excited for the tremendous global opportunity in the EV space and believe we are well positioned to deliver on our strategic goals and achieve our mission of creating a greener future for everyone.”

Mr. David Mansfield, Chief Financial Officer, added, “We are pleased to report a strong second quarter marked by high growth and progress towards profitability. Our EV deliveries saw a 436% year-over-year increase, driving revenues to VND7,952,531 million. In addition, growing delivery volume and operating efficiency led to an improvement in gross margin to negative 34% as we continue to work on cost control initiatives. The continued support from our Chairman and Vingroup has positioned us well to further invest in refinements across our products as well as market expansions to deliver value for both our global customers and shareholders.”

Financial Results for the Second Quarter of 2023

Revenues

•	Total revenues were VND7,952,531 million (US$334.1 million), representing an increase of 131.2% from the second quarter of 2022 and an increase of 303.3% from the first quarter of 2023.

•

Vehicle sales were VND7,487,874 million (US$314.6 million), representing an increase of 147.0% from the second quarter of 2022 and an increase of 387.3% from the first quarter of 2023. The increase in vehicle sales over the second quarter of 2022 and the first quarter of 2023 was mainly due to a significant increase in EV sales volume in Vietnam in the second quarter of 2023, including the VF e34, VF 8, VF 5 and VF 9. This increase over the second quarter of 2022 was partially offset by our phasing out of production of ICE vehicles in furtherance of our plan to fully transform into a pure EV player, which resulted in minimal revenue from sales of ICE vehicles in the second quarter of 2023, and a decrease in sales of e-scooters, which was attributable to a decline in the sales volume of our older e-scooter models, including the Feliz, Klara-A2, Tempest, and Ludo.

Cost of Sales and Gross Margin

•

Cost of sales was VND10,667,153 million (US$448.2 million), representing an increase of 78.9% from the second quarter of 2022 and an increase of 84.5% from the first quarter of 2023. The increase over the second quarter of 2022 and the first quarter of 2023 was primarily attributable to increases in cost of vehicles sold as the Company delivered more EVs to customers in the second quarter of 2023 and charges to write-down the carrying value of our inventories that exceeded its estimated net realizable value attributable to an increase in inventories reserved for EV production and certain promotion programs for VinFast’s customers. This increase was partially offset by a decrease in the cost of e-scooters sold in line with a decrease in e-scooter sales, a decrease in the total cost of ICE vehicles sold, due to the decrease in ICE vehicle sales volume in furtherance of our plan to fully transform into a pure EV player and a decrease in accelerated amortization and depreciation expenses due to the ICE production phase out.

•	Gross loss was VND2,714,622 million (US$114.1 million), representing an increase of 7.5% from the second quarter of 2022 and a decrease of 28.7% from the first quarter of 2023.

•

Gross margin was negative 34.1%, as compared with to negative 73.4% in the second quarter of 2022 and negative 193.2% in the first quarter of 2023, due to a strong increase in sales volume in the second quarter of 2023 and the lower base in the second quarter of 2022 and first quarter of 2023. In addition, there were significant charges to write down the carrying value of inventories in the first quarter of 2023 due to the increase in the balance of inventories to reserve for our EV production and promotion programs carried out for VinFast’s customers.

Operating Expenses

•

Research and development (R&D) costs were VND3,613,061 million (US$151.8 million), representing a decrease of 47.4% from the second quarter of 2022 and a decrease of 27.8% from the first quarter of 2023. The decrease over the second quarter of 2022 and the first quarter of 2023 was mainly attributed to the decrease in R&D costs paid to external suppliers (including taxes on expenses paid out to suppliers) and other costs relating to our R&D activities for EVs given certain EV models were in start of production from 2022 to the beginning of 2023.

•

Selling and distribution expenses were VND1,291,284.0 million (US$54.3 million), representing an increase of 33.1% from the second quarter of 2022 and an increase of 1.1% from the first quarter of 2023. The increase over the second quarter of 2022 and the first quarter of 2023 was primarily attributable to an increase in labor costs and rental costs, which are primarily attributable to our efforts to scale our sales operations in the North America and Europe, including opening new showrooms.

•

Administrative expenses were VND1,457,018 million (US$61.2 million) representing an increase of 148.3% from the second quarter of 2022 and an increase of 32.0% from the first quarter of 2023. The increase over the second quarter of 2022 and the first quarter of 2023 was primarily due to an increase in labor costs and impairment charges in relation to our battery leasing activities under the automotive segments where the carrying value of certain long-lived assets may not be recoverable from impairment testing, as well as an increase in depreciation and amortization expenses and other costs.

Loss from Operations

•	Loss from operations was VND9,230,423 million (US$387.8 million), representing a decrease of 20.0% from the second quarter of 2022 and a decrease of 17.2% from the first quarter of 2023.

Net Loss and Earnings Per Share

•	Net loss was VND12,535,202 million (US$526.7 million), representing a decrease of 8.2% from the second quarter of 2022 and an increase of 11.2% from the first quarter of 2023.

•

Net loss attributable to controlling interest was VND12,513,485 million (US$525.8 million), representing a decrease of 8.3% from the second quarter of 2022 and a decrease of 11.2% from the first quarter of 2023.

•	Basic and diluted net loss per ordinary share/ADS were both VND5,431 (US$0.23), compared with VND5,933 (US$ 0.25) in the second quarter of 2022 and VND5,841 (US$ 0.25) in the first quarter of 2023.

Balance Sheet

•	Cash and cash equivalents were VND1,600,653 million (US$67.3 million), as of June 30, 2023.

Business Outlook

The Company expects:

•	Deliveries of vehicles to be between 40,000 and 50,000 vehicles in FY2023.

•	Capex for 2023-24 to maintain at 1H2023 incurred level.

•	On track to commence delivery of the VF 9 in North America and the VF 6 in Vietnam by end of this year. VF 7 and VF 3 expected to commence deliveries in 2024.

The Company believes that it has sufficient runway to grow in the coming years while continuing to look for opportunities to strengthen its balance sheet.

This outlook reflects the Company’s current and preliminary view on the business and existing market conditions, which is subject to change.

Conference Call

The Company’s management will host its inaugural earnings conference call at 8:00 AM U.S. Eastern Time on September 21, 2023.

Live Webcast: https://edge.media-server.com/mmc/p/p26bwgdm

Q&A Participation: https://register.vevent.com/register/BIddbc93f688224008aec1b49339eb1f6c

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Balance Sheets

	As of December 31, 2022	As of June 30, 2023	As of June 30, 2023
	VND million	VND million	USD
		(Unaudited)	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	4,271,442	1,600,653	67,254,328
Trade receivables	652,922	355,683	14,944,664
Advances to suppliers	8,968,752	5,334,949	224,157,521
Inventories, net	21,607,277	24,022,069	1,009,330,630
Short-term prepayments and other receivables	6,457,169	6,678,594	280,613,193
Short-term derivative assets	532,718	440,425	18,505,252
Current net investment in sales-type lease	5,448	21,117	887,269
Short-term investments	3,902	3,989	167,605
Short-term amounts due from related parties	1,978,097	391,784	16,461,513
Assets classified as held for sale	360,893	353,049	14,833,992

Total current assets	44,838,620	39,202,312	1,647,155,966

NON-CURRENT ASSETS
Property, plant and equipment, net	57,188,667	63,322,217	2,660,597,353
Intangible assets, net	1,461,071	1,515,011	63,655,924
Goodwill	272,203	272,203	11,437,101
Operating lease right-of-use assets	4,558,983	6,905,579	290,150,378
Long-term derivative assets	696,332	309,614	13,008,992
Long-term advances to suppliers	29,082	—	—
Long-term prepayments	7,611	37,920	1,593,277
Non-current net investment in sales-type lease	82,062	225,277	9,465,420
Long-term amounts due from related parties	44,533	47,445	1,993,487
Other non-current assets	4,426,135	4,990,736	209,694,790

Total non-current assets	68,766,679	77,626,002	3,261,596,723

TOTAL ASSETS	113,605,299	116,828,314	4,908,752,689

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Balance Sheets (continued)

	As of December 31, 2022	As of June 30, 2023	As of June 30, 2023
	VND million	VND million	USD
		(Unaudited)	(Unaudited)
DEFICIT AND LIABILITIES

CURRENT LIABILITIES
Short-term and current portion of long-term interest-bearing loans and borrowings	14,579,553	15,170,731	637,425,672
Trade payables	16,636,820	15,953,666	670,322,101
Deposits and down payment from customers	1,572,537	487,920	20,500,840
Short-term deferred revenue	107,448	127,053	5,338,361
Short-term accruals	11,056,666	12,307,182	517,108,487
Other current liabilities	4,177,978	4,134,982	173,738,739
Current operating lease liabilities	768,883	1,296,743	54,485,000
Amounts due to related parties	17,325,317	42,208,018	1,773,446,134

Total current liabilities	66,225,202	91,686,295	3,852,365,336

NON-CURRENT LIABILITIES
Long-term interest-bearing loans and borrowings	41,624,960	40,730,992	1,711,386,218
Long-term financial liability	15,180,723	16,083,583	675,780,798
Other non-current liabilities	606,429	6,432,066	270,254,874
Non-current operating lease liabilities	3,256,351	5,091,287	213,919,622
Long-term deferred revenue	499,395	721,011	30,294,580
Deferred tax liabilities	947,981	920,955	38,695,588
Long-term accruals	16,007	24,188	1,016,303
Amounts due to related parties	21,918,710	18,461,814	775,706,471

Total non-current liabilities	84,050,556	88,465,896	3,717,054,454

DEFICIT
Ordinary shares – VinFast Auto (2,299,999,998 shares issued and outstanding as of December 31, 2022 and June 30, 2023)	871,021	871,021	36,597,521
Accumulated losses	(127,188,455)	(153,785,023)	(6,461,555,588)
Additional paid-in capital	12,311,667	12,311,667	517,296,933
Other comprehensive loss	(104,065)	(101,456)	(4,262,857)

Deficit attributable to equity holders of the parent	(114,109,832)	(140,703,791)	(5,911,923,992)

Non-controlling interests	77,439,373	77,379,914	3,251,256,891

Total deficit	(36,670,459)	(63,323,877)	(2,660,667,101)

TOTAL DEFICIT AND LIABILITIES	113,605,299	116,828,314	4,908,752,689

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Operations

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023	2023	2022	2023	2023
	VND million	VND million	USD	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Sales of vehicles	3,031,170	7,487,874	314,616,555	6,080,498	9,024,493	379,180,378
Sales of merchandise	—	—	—	46,414	38,269	1,607,941
Sales of spare parts and components	328,841	180,793	7,596,345	1,035,409	372,338	15,644,454
Rendering of services	59,431	98,266	4,128,824	109,059	172,987	7,268,361
Rental income
Revenue from leasing activities	19,860	185,598	7,798,235	46,318	316,070	13,280,253

Revenues (*)	3,439,302	7,952,531	334,139,958	7,317,698	9,924,157	416,981,387
Cost of vehicles sold	(5,638,988)	(10,199,944)	(428,569,076)	(11,329,856)	(15,439,163)	(648,704,328)
Cost of merchandise sold	—	—	—	(46,245)	(38,533)	(1,619,034)
Cost of spare parts and components sold	(216,277)	(49,953)	(2,098,866)	(896,153)	(230,826)	(9,698,571)
Cost of rendering services	(74,858)	(215,130)	(9,039,076)	(133,703)	(388,596)	(16,327,563)
Cost of leasing activities	(33,716)	(202,126)	(8,492,689)	(44,412)	(350,431)	(14,723,991)

Cost of sales	(5,963,839)	(10,667,153)	(448,199,706)	(12,450,369)	(16,447,549)	(691,073,487)

Gross loss	(2,524,537)	(2,714,622)	(114,059,748)	(5,132,671)	(6,523,392)	(274,092,101)

Operating expenses
Research and development costs	(6,871,280)	(3,613,061)	(151,809,286)	(10,447,838)	(8,620,764)	(362,216,975)
Selling and distribution costs	(969,914)	(1,291,284)	(54,255,630)	(2,291,600)	(2,569,141)	(107,947,101)
Administrative expenses	(586,689)	(1,457,018)	(61,219,244)	(1,123,315)	(2,560,861)	(107,599,202)
Net other operating expenses	(588,003)	(154,438)	(6,488,992)	(615,488)	(98,538)	(4,140,252)
Operating loss	(11,540,423)	(9,230,423)	(387,832,899)	(19,610,912)	(20,372,696)	(855,995,630)

Finance income	36,015	26,050	1,094,538	79,618	41,263	1,733,739
Finance costs	(1,880,423)	(2,749,685)	(115,532,983)	(3,426,910)	(5,072,547)	(213,132,227)
Net (loss)/gain on financial instruments at fair value through profit or loss	(273,370)	(607,610)	(25,529,832)	660,286	(1,279,073)	(53,742,563)
Loss before income tax expense	(13,658,201)	(12,561,668)	(527,801,176)	(22,297,918)	(26,683,053)	(1,121,136,681)

Tax income/(expense)	6,383	26,466	1,112,017	(1,014,237)	27,026	1,135,546
Net loss for the period	(13,651,818)	(12,535,202)	(526,689,160)	(23,312,155)	(26,656,027)	(1,120,001,134)

Net loss attributable to non-controlling interests	(10,932)	(21,717)	(912,479)	(22,737)	(49,338)	(2,073,025)
Net loss attributable to controlling interest	(13,640,886)	(12,513,485)	(525,776,681)	(23,289,418)	(26,606,689)	(1,117,928,109)

(*) Including sales to related parties in the three months ended June 30, 2022 and 2023 and six months ended June 30, 2022 and 2023 of VND335,107 million; VND5,584,112 million (USD234.6 million); VND1,169,681 million and VND5,833,858 million (USD245.1 million), respectively.

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

	For the three months ended June 30,			For the six months ended June 30,
	2022	2023	2023	2022	2023	2023
	VND million	VND million	USD	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net loss for the period	(13,651,818)	(12,535,202)	(526,689,160)	(23,312,155)	(26,656,027)	(1,120,001,134)

Other comprehensive (loss)/income
Other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods (net of tax):
Exchange differences on translation of foreign operations	(38,509)	21,433	900,546	(8,709)	2,609	109,622

Net other comprehensive (loss)/income that will be reclassified to profit or loss in subsequent periods	(38,509)	21,433	900,546	(8,709)	2,609	109,622

Total comprehensive loss for the period, net of tax	(13,690,327)	(12,513,769)	(525,788,613)	(23,320,864)	(26,653,418)	(1,119,891,513)
Net loss attributable to non-controlling interests	(10,932)	(21,717)	(912,479)	(22,737)	(49,338)	(2,073,025)

Comprehensive loss attributable to controlling interest	(13,679,395)	(12,492,052)	(524,876,134)	(23,298,127)	(26,604,080)	(1,117,818,487)

Net loss per share attributable to ordinary shareholders	VND	VND	USD	VND	VND	USD
Basic and diluted	(5,933)	(5,431)	(0.23)	(10,130)	(11,567)	(0.49)

						Unit: Shares

Weighted average number of shares used in loss per share computation
Basic and diluted	2,298,963,211	2,299,999,998	2,299,999,998	2,298,963,211	2,299,999,998	2,299,999,998

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	For the six months ended June 30,
	2022	2023	2023
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES

Net loss for the period	(23,312,155)	(26,656,027)	(1,120,001,134)
Adjustments to reconcile net loss to net cash flows:
Depreciation of property, plant and equipment	1,806,904	2,511,264	105,515,294
Amortization of intangible assets	1,479,172	113,261	4,758,866
Impairment of assets and changes in fair value of held for sale assets	39,259	862,561	36,242,059
Changes in operating lease right-of-use assets	187,207	570,103	23,953,908
Provision related to compensation expenses, assurance-type warranties and net realizable value of inventories	2,779,274	4,636,460	194,809,244
Deferred tax expenses/(income)	1,014,237	(27,026)	(1,135,546)
Unrealized foreign exchange losses	592,844	167,064	7,019,496
Investment losses	18,962	—	—
Net (gain)/losses on financial instruments at fair value through profit or loss	(660,286)	1,279,073	53,742,563
Change in amortized costs of financial instruments measured at amortized cost other than nominal interest	917,271	1,582,016	66,471,261

Change in working capital:
Trade receivables and advance to suppliers	1,086,977	4,053,598	170,319,244
Inventories	(3,956,198)	(6,418,463)	(269,683,319)
Trade payables, deferred revenue and other payables	2,654,005	(3,640,389)	(152,957,521)
Operating lease liabilities	(160,284)	(565,412)	(23,756,807)
Prepayments, other receivables and other assets	(67,887)	345,613	14,521,555

Net cash flows used in operating activities	(15,580,698)	(21,186,304)	(890,180,840)

VinFast Auto Ltd.

Unaudited Interim Condensed Consolidated Statements of Cash Flows (continued)

	For the six months ended June 30,
	2022	2023	2023
	VND million	VND million	USD
	(Unaudited)	(Unaudited)	(Unaudited)
INVESTING ACTIVITIES
Purchase of property, plant and equipment, and intangible assets	(5,530,036)	(15,727,008)	(660,798,655)
Repayment under a business investment and cooperation contract	(968,773)	—	—
Proceeds from disposal of property, plant and equipment	170,017	922,675	38,767,857
Disbursement of bank deposit	(5,654)	—	—
Collection of loans	1,017,000	545,400	22,915,966
Proceeds from disposal of equity investment (net of cash held by entity being disposed)	(2,240)	—	—

Net cash flows used in investing activities	(5,319,686)	(14,258,933)	(599,114,832)

FINANCING ACTIVITIES
Capital contribution from owners	6,000,000	—	—
Deemed contribution from owners	646,655	—	—
Proceeds from borrowings	31,634,689	42,914,466	1,803,128,824
Cash received under a business cooperation contract	—	5,875,000	246,848,739
Repayment of borrowings	(18,482,853)	(15,372,426)	(645,900,252)

Net cash flows from financing activities	19,798,491	33,417,040	1,404,077,311

Net decrease in cash and cash equivalents and restricted cash	(1,101,893)	(2,028,197)	(85,218,361)
Cash, cash equivalents and restricted cash at beginning of the period	3,024,916	4,271,442	179,472,353
Net foreign exchange difference on cash, cash equivalents and restricted cash	3,473	24,422	1,026,134

Cash, cash equivalents and restricted cash at end of the period	1,926,496	2,267,667	95,280,126

Supplement disclosures of non-cash activities
Non-cash property, plant and equipment additions	2,591,952	5,512,701	231,626,092
Establishment of right-of-use assets and lease liabilities at commencement dates	1,232,320	2,968,837	124,741,050

Forward Looking Statements

Forward-looking statements in this press release, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. These statements include statements regarding our future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of VinFast, market size and growth opportunities, competitive position and technological and market trends and involve known and unknown risks that are difficult to predict. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the effect of the consummation of the business combination and the public listing of the Company’s securities on its business relationships, performance, financial condition and business generally, (ii) the risk that the Company’s securities may experience a material price decline and volatility in the price of such securities due to a variety of factors, (iii) the adverse impact of any legal proceedings and regulatory inquiries and investigations on the Company’s business, (iv) the Company’s potential inability to maintain the listing of its securities on Nasdaq, (v) the risk associated with the Company’s limited operating history, (vi) the ability of the Company to achieve profitability, positive cash flows from operating activities and a net working capital surplus, (vii) the ability of the Company to fund its capital requirements through additional debt and equity financing under commercially reasonable terms and the risk of shareholding dilution as a result of additional capital raising, if applicable, (viii) risks associated with being a new entrant in the EV industry, (ix) the risks of the Company’s brand, reputation, public credibility and consumer confidence in its business being harmed by negative publicity, (x) the Company’s ability to successfully introduce and market new products and services, (xi) competition in the automotive industry, (xii) the Company’s ability to adequately control the costs associated with its operations, (xiii) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality and volumes acceptable from its suppliers, (xiv) the Company’s ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of its vehicles and to create relationships with new suppliers, (xv) the Company’s ability to establish manufacturing facilities outside of Vietnam and expand capacity in a timely manner and within budget, (xvi) the risk that the Company’s actual vehicle sales and revenue could differ materially from expected levels based on the number of reservations received, (xvii) the demand for, and consumers’ willingness to adopt, EVs, (xiii) the availability and accessibility of EV charging stations or related infrastructure, (xix) the unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers, (xx) failure to maintain an effective system of internal control over financial reporting and to accurately and timely report the Company’s financial condition, results of operations or cash flows, (xxi) battery pack failures in the Company or its competitor’s EVs, (xxii) failure of the Company’s business partners to deliver their services, (xxiii) errors, bugs, vulnerabilities, design defects or other issues related to technology used or involved in the Company’s Evs or operations, (xxiv) the risk that the Company’s research and development efforts may not yield expected results, (xxv) risks associated with autonomous driving technologies, (xxvi) product recalls that the Company may be required to make, (xxvii) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company, (xxiii) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates, (xxix) conflicts of interests with or any events impacting the reputation of Vingroup affiliates or unfavorable market conditions or adverse business operations of Vingroup and Vingroup affiliates and (xxx) other risks discussed in our reports filed or furnished to the SEC.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. You are cautioned not to place undue reliance on any forward-looking statements, which are made only as of the date of this press release. VinFast does not undertake or assume any obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If VinFast updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. The inclusion of any statement in this press release does not constitute an admission by VinFast or any other person that the events or circumstances described in such statement are material. Undue reliance should not be placed upon the forward-looking statements.

Exchange Rates

This announcement contains translations of certain Vietnam Dong amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Vietnam Dong to U.S. dollars were made at the rate of VND23,800 to US$1.00, representing the central exchange rate quoted by the State Bank of Vietnam Operations Centre as of June 30, 2023. The Company makes no representation that the Vietnam Dong or U.S. dollars amounts referred could be converted into U.S. dollars or Vietnam Dong, as the case may be, at any particular rate or at all.

VinFast Investor Relations and Media Contacts

For more information, please visit: http://ir.vinfastauto.us.

Investor Relations

ir@vinfastauto.com

Media Relations

info@vingroup.com

About VinFast Auto Ltd.

VinFast – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive manufacturer committed to its mission of creating a green future for everyone. VinFast manufactures a portfolio of electric SUVs, e-scooters and e-buses in Vietnam and exports to the United States, and, soon, Europe. Learn more at www.vinfastauto.us.